40-33

charles SCHWAB

September 28, 2010

Via UPS

Lesley Anne Florschutz
U.S. Securities and Exchange Commission
Division of Investment Management
Branch Chief, Branch of Disclosure Dissemination
100 F Street, NE
Mail Stop 8626
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2010
WASH, D.C.
193

Re: Schwab Investments
File Nos. 33-036459 and 811-06200

Dear Ms. Florschutz:

On behalf of Schwab Investments, enclosed, pursuant to Section 33 of the Investment Company Act of 1940, as amended, a copy of a complaint in the case entitled Jerry Smit v. Charles Schwab & Co., Inc., Schwab Investments and Charles Schwab Investment Management, Inc.

If you have any questions, please contact me at (415) 667-0780.

Very truly yours,

Christine Pierangeli
Corporate Counsel
Charles Schwab Investment Management, Inc.

10000827

Reed R. Kathrein (139304)
Peter E. Borkon (212596)
HAGENS BERMAN SOBOL SHAPIRO LLP
715 Hearst Avenue, Suite 202
Berkeley, CA 94710
Telephone: (510) 725-3000
Facsimile: (510) 725-3001
reed@hbsslaw.com
peterb@hbsslaw.com

Steve W. Berman
Sean R. Matt
HAGENS BERMAN SOBOL SHAPIRO LLP
1918 Eighth Avenue, Suite 3300
Seattle, WA 98101
Telephone: (206) 623-7292
Facsimile: (206) 623-0594
steve@hbsslaw.com
sean@hbsslaw.com

E-filing

JCS

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

JERRY SMIT, individually and on behalf of all others similarly situated,

Plaintiff,

v.

CHARLES SCHWAB & CO., INC., SCHWAB INVESTMENTS and CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.,

Defendants.

Case No. CV 10 3971

COMPLAINT FOR VIOLATION OF CALIFORNIA BUS. & PROF. CODE § 17200

Plaintiff, for her Class Action Complaint, alleges the following upon personal knowledge as to herself and her own acts, and as to all other matters upon information and belief, based upon the investigation made by his attorneys, which included, *inter alia*, a review of Securities and Exchange Commission ("SEC") filings, news reports and other publicly available materials.

I. NATURE OF THE ACTION

1. Plaintiff brings this action against members of the Charles Schwab financial services family on behalf of persons who owned shares of the Schwab Total Bond Market Fund (the "Fund") (Ticker: SWLBX) as of May 31, 2007.

2. The action is brought against defendants for causing the Fund to deviate from its fundamental investment objective to track the Lehman Brothers U.S. Aggregate Bond Index (the "Index") (Ticker: LBUSTRUU). Section 8 of the Investment Company Act of 1940 (the "ICA") directs an investment company to recite in its Registration Statement "all investment policies of the registrant …, which are changeable only if authorized by shareholder vote," as well as all policies that "the registrant deems matters of fundamental policy." 15 U.S.C. § 80a-8(b) (2) & (3). Section 13 prohibits a registered investment company from deviating from any such policies "unless authorized by the vote of a majority of its outstanding voting securities." 15 U.S.C. § 80a-13. By violating Section 13, defendants committed a per se violation of the California Unfair Competition Law, Cal. Bus. & Prof. Code §§ 17200, *et seq.* (the "UCL").

3. The Fund deviated from its stated investment objective by investing a material percentage of its portfolio in high risk non-agency collateralized mortgage obligations ("CMOs"). The non-agency CMOs were not part of the Index and were substantially more risky than the U.S. agency securities and other instruments that comprised the Index.

4. The Fund also deviated from its stated fundamental investment objective by investing more than 25% of its total assets in non-agency mortgage-backed securities and CMOs. The Fund's investment objectives prohibited any concentration of investments greater than 25% in any industry (other than if necessary to track the Index).

5. Defendants' deviation from the Fund's investment objective exposed the Fund and its shareholders to tens of millions of dollars in losses stemming from a sustained decline in the

value of non-agency mortgage-backed securities. The Fund's deviation from its stated investment objective caused investors to suffer a negative 12.64% differential in total return for the Fund compared to the Index for the period August 31, 2007, through February 27, 2009, consisting of a negative total return of 4.80% for the Fund compared to a positive total return of 7.85% for the Index over that same period (including interest payments).

II. JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action under 28 U.S.C. §§ 1332(d)(2), and 1367. The plaintiff is diverse from at least one of the defendants and the amount in controversy exceeds $5 million.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b). Many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements, Proxy Statements, and Prospectuses, referenced herein occurred in this District.

8. Intradistrict Assignment: Assignment to the San Francisco or Oakland division of this Court is appropriate because Defendants' headquarters and principal place of business is in San Francisco, California. Because this action arises in the county of San Francisco, pursuant to Northern District of California, Local Rule 3-2(d), assignment to the San Francisco or Oakland Division is proper.

III. PARTIES

9. Plaintiff Jerry Smit is a resident of Arvada, Colorado. Beginning in October 1998, and continuing through July 2010, Mrs. Smit purchased shares of the Schwab Total Bond Market Fund, through both regular share purchases and reinvestment of dividends. Mrs. Smit presently holds approximately 546.07 shares of the Fund. Mrs. Smit suffered damage as a result of defendants' violations of the California Unfair Competition Law.

10. Defendant Charles Schwab & Co., Inc. ("Schwab" or "Underwriter") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab is the parent company of Schwab Investments. Pursuant to a Distribution Agreement, Schwab was, during the

relevant time period, the principal underwriter and distributor for shares of the Fund and was the Trust's agent for the purpose of the continuous offering of the Fund's shares.

11. Defendant Charles Schwab Investment Management, Inc., also known as Charles Schwab Investment Management Services ("CSIM" or the "Investment Advisor"), is also headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab Management is the asset management arm of The Charles Schwab Corporation, with over $200 billion in assets under management. Schwab Management oversees the asset management and administration of the Total Bond Market Fund. As compensation for these services, Schwab Management receives a management fee from the Fund.

12. Defendant Schwab Investments ("Issuer," "Trust" or "Registrant") also has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Investments was organized under Massachusetts law on October 26, 1990, and is a Massachusetts Business Trust. It is the Registrant for the Total Bond Market Fund, the issuer of Fund shares, and performed trust services for the Fund. The Total Bond Market Fund is a series of the Trust.

13. Schwab, CSIM, and the Trust are under the common control of The Charles Schwab Corp., a publicly traded corporation.

14. The relationship between the foregoing entities and the Fund is depicted in the following diagram:


Charles Schwab Corporation
("Schwab Corp.")
Charles Schwab Investment Management, Inc.
("CSIM")
Charles Schwab & Co. Inc.
("Schwab" or "Underwriter")
Investment Advisor
Underwriter/ Distributor
Schwab Investments
("Registrant" or "Trust" or "Issuer")
Total Bond Market Fund
Trust Services

IV. SUBSTANTIVE ALLEGATIONS

A. Background and History Prior to the 1997 Shareholder Vote

15. The Schwab Total Bond Market Fund (SWLBX) was initiated on March 5, 1993, under a predecessor name – the Schwab Long-Term Government Bond Fund (the "Government Bond Fund") – as an actively managed bond fund.

16. According to the Prospectus for the Government Bond Fund dated December 30, 1994, as amended June 30, 1995, the investment objective of the Government Bond Fund was "to provide a high level of current income consistent with preservation of capital by investing primarily in securities issued or guaranteed by the United States Government, its agencies or instrumentalities and repurchase agreements covering those securities."

17. The June 30, 1995 Prospectus also stated that "[the] Fund's investment objective ... is fundamental and cannot be changed without approval by holders of a majority of the Fund's outstanding voting shares."

18. The Prospectus added that "U.S. Government Securities are generally viewed by the Investment Manager as being among the safest of debt securities with respect to the timely payment of principal and interest...."

19. Schwab was unable to successfully market the Government Bond Fund.

20. As of August 31, 1997, after more than four years of operations, the Government Bond Fund only had $24.8 million in investment assets.

B. The Formation of the Schwab Total Bond Market Index Fund

21. On July 25, 1997, Schwab Investments mailed to investors in the Government Bond Fund a Proxy Statement on SEC Form 14A with respect to a shareholder vote "[t]o amend [the] Fund's fundamental investment objective resulting in changing the Fund from [a] Government bond fund[] to [a] bond index fund[] that would include Government and other fixed income securities" (at 2).

22. The Proxy Statement (at 14) informed investors that the Board of Trustees of the Fund was proposing to change the Fund's then existing investment objective from attempting "to provide a high level of current income consistent with preservation of capital by investing primarily in securities issued or guaranteed by the U.S. Government" to a "proposed investment objective ... to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy."

23. The Proxy Statement added (at 3) that "[i]f its proposed investment objective is approved, the Total Bond Fund would invest in a portfolio of fixed-income securities that seeks to track the Lehman Brothers Aggregate Bond Index."

24. The Lehman Index was described in the Proxy Statement (at 18) as "a broad market-weighted index which encompasses the following classes of investment grade fixed-income

securities: U.S. Treasury and agency securities, corporate bonds, international (dollar-denominated) bonds, agency mortgage-backed securities, and asset-backed securities."

25. The Lehman Index is a proprietary Lehman Brothers index, consisting of over 9,000 separate instruments whose exact composition is not generally available to investors. The composition of the Index changes from time-to-time. It is now called the Barclay's U.S. Aggregate Bond Index.

26. The Proxy Statement stated with respect to mortgage-backed securities and asset-backed securities (at 21) that "[t]he primary risk of these securities is 'prepayment risk.' Namely that during periods of changing interest rates, the payment streams in the underlying pools will be paid faster … than anticipated."

27. The Proxy Statement further described (at 22) the "investment process of indexing" by stating that the Fund "would be unable to hold all of the individual issues which comprise the [Index] because of the large number of securities in the [Index]," but that the "Fund would hold a portfolio of fixed-income securities that is managed to ***closely approximate*** [the] Index's 'characteristics' of coupon rate, duration, sector, quality and optionality (or convexity)":

> If the proposed investment objective is approved, the Funds would not be managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial, and market analyses and investment judgment. Instead, the Investment Manager would utilize a "passive" or "indexing" investment approach, to attempt to track the investment performance of each Fund's Index through statistical sampling and other procedures. The Funds would be unable to hold all of the individual issues which comprise the Indexes because of the large number of securities in the Indexes. Each Fund would hold a portfolio of fixed-income securities that is ***managed to closely approximate*** its Index's 'characteristics' of coupon rate, duration, sector, quality and optionality (or convexity). [Emphasis added.]

28. The Proxy Statement assured investors (at 22) that "[b]efore purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio ***approximate*** the characteristics of the Index":

> Before purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio

> ***approximate the characteristics of the Index. As a result, when the Fund's portfolio as a whole is considered, the Fund's performance and risk is expected to be similar to its Index's performance and risk.***
>
> For example, with respect to the "sector characteristic," if U.S. Treasury and agency securities represent approximately 60% of an Index's interest rate risk, then approximately 60% of the respective Fund's interest rate risk would come from such securities. Similarly, if corporate bonds represent 20% of the Fund's interest rate risk, then they would represent approximately 20% of the Fund's interest rate risk. This technique is expected to enable each Fund to track the coupon income and price movements of its respective Index, while minimizing transaction, custodial and accounting costs. [Emphasis added.]

29. The 1997 Proxy Statement represented (at 23) that the Investment Manager would seek a 90% correlation between the Fund and the Index:

> Over the long term, the Investment Manager will seek a correlation between the performance of each Fund, as measured by its net asset value, including the value of its dividend and capital gain distributions, and that of its Index of 0.9 or better. A correlation of 1.0 would indicate perfect correlation, but since each Fund incurs operating expenses, unlike its respective Index, a perfect correlation is unlikely to be achieved. The Investment Manager will monitor the performance of each Fund versus that of its Index on a regular basis. If a tracking error develops, each Fund is rebalanced to help bring it in line with the Index. In the unlikely event that a correlation of 0.9 or better is not achieved, the Board of Trustees of a Fund will consider alternative arrangements.

30. The 1997 Proxy Statement described (at 2) Schwab's rationale for proposing that the Fund be changed to an index fund and the Fund's appeal to passive investors who were seeking "broad bond portfolio diversification" and "a consistent investment style," as follows:

> Schwab has long been an advocate of indexing as an investment strategy. The Board of Trustees believes the proposed bond index funds will offer customers many benefits through the use of an indexing strategy. These benefits include: broad bond portfolio diversification, a consistent investment style, and potentially lower trading costs as a result of lower portfolio turnover and fewer transactions, over the long term. And, all other things being equal, lower costs can translate into higher returns.
>
> The objective of an index fund, unlike an actively managed fund, is to closely track the total return of a benchmark or index for a particular market, or market sector. Because both proposed Funds plan to invest in a larger number and broader range of bonds, the Funds should provide investors a more broadly diversified bond fund investment for their asset allocation plan. The proposed bond index funds could represent excellent choices for the core component of an

> investor's bond fund holdings and could fulfill the bond portion of an asset allocation plan, whether that plan calls for a longer-term or short-term bond fund.

31. The 1997 Proxy Statement (at 2) stated that because investors would not be required to actively monitor and assess the investment selections of the Fund's Investment Advisor (which was charged with the responsibility of following the Index), the bond index fund "should gave a broader appeal to a larger number of investors."

> In addition, the Board of Trustees believes that the proposed bond index funds should have a broader appeal to a larger number of investors. This would permit the Funds to be marketed more effectively, creating economies of scale if assets grow. These economies could be achieved by spreading the Funds' fixed costs over a larger asset base, which would potentially lower the Funds' operating expenses.

32. The Proxy Statement sought to assure investors (at 4) that the change to an indexing strategy would not then increase the risk profile of the Fund because 80% of the Fund's assets would still be invested on a current basis in U.S. government or agency bonds, and given the then current composition of the Index, 15% of the portfolio would be invested in investment grade corporate bonds, 4% in international (dollar-denominated bonds), and 1% in asset-backed securities:

> As shown in the two preceding charts, as of June 30, 1997, both of the proposed index Funds would maintain significant positions in U.S. Treasury and agency, and agency mortgage-backed securities – 85.0% for the Short-Term Bond Market Index Fund and 80.0% for the Total Bond Market Index Fund.
>
> The non-U.S. Treasury/agency securities represented in both indices are all investment grade and quite diversified. As a result, both index Funds are expected to maintain relatively low levels of credit risk. However, given that U.S. Treasury and agency securities have the lowest credit risk compared to other types of fixed income securities, the portfolio management team anticipates that the proposed Funds would have a slightly higher level of credit risk than the current Funds.

33. The July 25, 1997 Proxy Statement also proposed a change in the Fund's "fundamental investment policies and investment restrictions" regarding concentration of investments.

34. Previously, the Fund's fundamental investment policies and investment restrictions barred investments of "25% or more of the value of its total assets … in any industry" (excluding investments in U.S. government, agency, or instrumentality securities):

> Each Fund may not:
>
> Purchase securities (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the value of its total assets would be invested in any industry. Securities issued by governments or political subdivisions or authorities of governments are not considered to be securities subject to this industry concentration restriction.

35. The proposed change incorporated the definition of "concentration" under the Investment Company Act of 1940, and gave the Fund discretion to concentrate investments of greater than 25% of total assets in any industry if necessary to track the Lehman Index:

> Each Fund may not concentrate investments in a particular industry or group of industries, or within one state (except with respect to the Total Bond Market Index Fund and the Short Term Bond Market Index Fund, to the extent that the index which each Fund seeks to track is also so concentrated) as concentration is defined under the Investment Company Act of 1940 or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

36. The rationale of the proposed change, according to the Proxy Statement, was to incorporate the SEC's interpretation of the term "concentration" from the Investment Company Act of 1940 (which at the time was and remains 25%) to give the Fund greater flexibility in the event of future changes in interpretation:

> The current self-designated restriction specifically limits a Fund's investments to less than 25% of a Fund's total assets in a particular industry. Under the Proposal, this current self-designated restriction will be eliminated and replaced by a more flexible proposed restriction. The proposed restriction would continue to prevent each Fund from "concentrating" its investments in a single industry or in a state, except if the Index that the Fund tracks is "concentrated" in a particular industry or state. Further, to provide flexibility, the concept of "concentration" in a Fund's proposed restriction is articulated so as to always track the current meaning of "concentration" under the 1940 Act.
>
> At present, "concentration" is interpreted under the 1940 Act in a manner consistent with each Fund's current self-designated restriction (25% or more). However, in order to achieve greater flexibility (if for instance the percentage limitation were to be

> changed by the SEC), the proposed restriction would eliminate the specific percentage reference and instead define the term "concentration" with respect to the meaning conferred under the 1940 Act. Because the present interpretation of the percentage limit of "concentration" under the 1940 Act is the same as the current concentration restriction, it is not expected that there would be any immediate impact on a Fund's operations as a result of approving this aspect of the proposed concentration restriction. Any future change in operations would occur only if the SEC staff changed its interpretation of what constitutes "concentration."

37. There has been no subsequent change in the SEC's interpretation of what constitutes "concentration."

38. On September 25, 1997, Schwab Investments reported that the shareholders of the Schwab Government Fund had approved the amendment to the Fund's "fundamental investment objective … to allow [the] Fund to pursue an indexing strategy":

> As a result of the amendment referenced in Item No. 1 above, as of November 1, 1997, the name of the Schwab Short/Intermediate Government Bond Fund will be changed to the Schwab Short-Term Bond Market Index Fund, and the name of the Schwab Long-Term Government Bond Fund will be changed to the Schwab Total Bond Market Index Fund. As a result of the shareholder vote, each Fund's fundamental investment objective is amended to allow each Fund to pursue an indexing strategy. The Schwab Short-Term Bond Market Index Fund will seek to track the Lehman Brothers Short (1-5) Government/Corporate Index and the Schwab Total Bond Market Index Fund will seek to track the Lehman Brothers Aggregate Bond Index. Each index is market-weighted and designed to track the performance of broad segments of the bond market.

39. Schwab Investments further reported that shareholders approved the change in the Fund's fundamental investment policies and restrictions with respect to the concentration of investments.

40. The Registration Statement and Prospectus dated January 15, 1998, for the Total Bond Fund and the Schwab Short-Term Total Bond Market Index Fund (at page 10), issued after the 1997 shareholder vote, reiterated the Fund's investment objective to track a bond index:

> INVESTMENT OBJECTIVES:
>
> Each Fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital ***by seeking to track the investment results of a particular bond index through the use of an indexing strategy***.

> Each Fund's investment objective is fundamental, which means that it may be changed only by vote of a majority of a Fund's shareholders. [Emphasis added.]

41. The Prospectus further stated (at 10) that the Lehman Brothers Aggregate Bond Index was the index against which the Total Bond Fund would be tracked:

> THE INDEXES are the Lehman Brothers Mutual Fund Short (1-5)
>
> Government/Corporate Index (the Short-Term Index) for the Short Bond Fund and the Lehman Brothers Aggregate Bond Index (the Aggregate Bond Index) for the Total Bond Fund.

42. That same recitation of the Fund's investment objective was contained in subsequent Prospectuses for the Fund, as well as in Statements of Additional Information incorporated by reference into the Prospectuses. A Statement of Additional Information (or "SAI") contains a more comprehensive discussion of material facts than is contained in a Prospectus.

43. The Fund's conversion to an indexing strategy was a success, as net assets increased from $24 million as of August 31, 1997, to $1.5 billion as of August 31, 2007.

44. Schwab Investments, in the August 31, 1998 Reports to shareholders, emphasized the conservative nature of the Fund's indexed securities:

> Schwab's Bond Index Funds seek to track the total returns of broadly diversified bond indices. And because index funds generally result in lower portfolio turnover and fewer transactions – and therefore lower trading costs – you could potentially realize higher returns.
>
> In addition to some of the same benefits of equity index funds, including broad diversification, lower expenses, consistent investment style and straightforward choices, bond index funds can also provide the added benefit of high credit-quality investments. Schwab's Bond Index Funds are designed to maintain high credit-quality standards because the indices they seek to track primarily comprise U.S. Treasuries, government agency securities and government agency mortgage-backed securities; the remaining bonds in the indices are investment-grade corporate bonds rated AAA through BBB the four highest credit ratings. [Emphasis added.]

45. The government agency mortgage-backed securities referenced in the Fund's SEC documents and included in the Lehman Index were issued by the Governmental National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Ginnie Mae, Fannie Mae, and

Freddie Mac are U.S. Government agencies (also known as Government Sponsored Enterprises ("GSEs")) established by Congress to facilitate residential mortgage loans.

46. The GSEs purchased and securitized mortgage loans that met established criteria for creditworthiness.

47. The government agency mortgage-backed securities referenced in the 1998 Annual Report as contained in the Index were fixed income pass-through securities, in which all principal and interest on the underlying mortgages is passed through to the mortgage-backed securities investor.

48. The type of securities that could be acquired by those agencies are restricted by their government charters.

49. Ginnie Mae benefits from an express U.S. Government guarantee of payment on its securities. Both Fannie Mae and Freddie Mac benefit from an implied U.S. Government guarantee of payment on its securities by virtue of their status as U.S. chartered institutions.

50. The mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and maintained in the Lehman Index, had the highest credit quality among mortgage-backed securities.

51. The Statement of Additional Information dated May 6, 2002, reported that the Fund had changed its name to the Schwab Total Bond Market Fund:

> Prior to May 6, 2002, . . . Schwab Total Bond Market Fund was named Schwab Total Bond Market Index Fund.

52. The May 6, 2002 Statement of Additional Information, incorporated by reference into the May 6, 2002 Prospectus, continued to state that the Fund's investment objective was unchanged and could only be changed by a majority shareholder vote, which had not occurred:

> Each fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
>
> * * *
>
> The indexes are the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index for the Schwab Short-Term Bond Market Fund (the Short-Term Index), and the Lehman Brothers U.S.

> Aggregate Bond Index for the Schwab Total Bond Market Fund (the U.S. Aggregate Bond Index).
>
> * * *
>
> The U.S. Aggregate Bond Index is a market-capitalization weighted index of investment-grade debt securities with maturities of greater than one year.
>
> * * *
>
> Each fund's investment objective may be changed by vote of a majority of its outstanding voting shares.

C. The Fund Continually Promised to Track the U.S. Aggregate Bond Index

53. Beginning with a Prospectus dated November 15, 2003, and in subsequent Prospectuses issued by Schwab Investments with respect to the Fund, including the Prospectuses dated November 15, 2004 (as amended September 15, 2005), November 15, 2005, November 15, 2006, November 15, 2006 (as amended July 13, 2007), November 15, 2007, and November 15, 2007 (as amended June 13, 2008), defendants prominently reported in large type-face at the front of the Prospectuses the following:

> **The fund seeks high current income by tracking the performance of the Lehman Brothers U.S. Aggregate Bond Index.**
>
> * * *
>
> **To pursue its goal, the fund primarily invests in a diversified portfolio of debt instruments that is designed to track the performance of the Lehman Brothers U.S. Aggregate Bond Index.**

54. The Statement of Additional Information attached to the November 15, 2003 Prospectus – and all subsequent Statements of Additional Information – reaffirmed that the Fund would continue to track the Index until that investment objective was changed by shareholder vote:

> Each fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
>
> The indices are the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index (the Short-Term Index) for the Schwab Short-Term Bond Market Fund, and the Lehman Brothers U.S. Aggregate Bond Index (the U.S. Aggregate Bond Index) for the Schwab Total Bond Market Fund.

> The Short-Term Index is a market-capitalization weighted index of investment-grade debt securities with maturities between one and five years. The U.S. Aggregate Bond Index is a market-capitalization weighted index of investment-grade debt securities of greater than one year.
>
> * * *
>
> ***Each fund's investment objective may be changed by vote of a majority of its outstanding voting shares.*** [Emphasis added.]

D. The Fund Substantially Deviated from Its Stated Investment Objective

55. By May 31, 2007, the Fund deviated from its fundamental objective of tracking the investments of the Index and of investing primarily in a diversified portfolio of debt instruments to track the performance of the Index. On that date, 32% of the Fund's net assets were invested in non-agency CMOs, as reflected in the following table:

Nov. 30, 2006	Feb. 28, 2007	May 31, 2007	Nov. 30, 2007	Feb. 29, 2008	May 31, 2008
17.40%	17.70%	32.00%	30.00%	27.30%	13.20%

56. The Fund had no business investing in non-agency CMOs, which were not included in the Index, let alone in the large concentrations that resulted. The mortgage-backed securities included in the Index are limited to "agency fixed-rate and hybrid ARM pass-throughs," and the Index did not include non-agency mortgage-backed issues.

57. Moreover, the Fund's non-agency CMO investments pushed the Fund's total concentrations in residential mortgage-backed securities – both agency and non-agency – far beyond the residential mortgage-backed securities concentrations reflected in the Index. In 2007, the Index was comprised of 38.6% residential mortgage-backed securities. In 2008, this number increased slightly to 39.6%. In contrast, the Fund's residential mortgage-backed securities investments in 2007 would by May 31, 2007 exceed ***67%*** of net assets as reflected in the following table:

Nov. 30, 2006	Feb. 28, 2007	May 31, 2007	Nov. 30, 2007	Feb. 29, 2008	May 31, 2008
43.80%	45.10%	67.10%	52.30%	45.40%	43.30%

58. Subsequent analyses of other bond index funds that represent that they track the Index indicates that as of February 29, 2008, the Lehman Government Index had a 0% weighting in non-agency mortgage-backed securities, and a 37% weighting in agency mortgage-backed securities.

59. Thus, the Fund was converted from a diversified fund that would seek to track the Index into a concentrated real estate bond fund. In other words, defendants changed the investment objective of the Fund, which was a fundamental policy, without holding the required shareholder vote.

60. Nonetheless, the Fund largely tracked the Index until August 31, 2007. From August 31, 1997, through August 31, 2007, the Fund substantially performed in a manner that was consistent with the Index, returning an annualized rate of 5.75% compared to 6.04% for the Index – within the 10% deviation anticipated by the Investment Manager.

61. As stated in the Fund's annual and semi-annual reports, this degree of deviation between the Fund and the Index occurred "mainly because, unlike the Index, the Fund incurs operating expenses and trading costs and must keep a small part of its assets in cash for paying expenses and processing shareholder orders."

62. As discussed more below, the Fund would substantially deviate from the Index beginning in the Fall of 2007 and sustain large losses as a result of the Fund's concentrations in non-agency CMOs.

E. Defendants Failed to Tell Investors that the Fund Had Substantially Deviated From Its Stated Investment Objective

63. Not only did defendants fail to hold the required shareholder vote before changing the Fund's investment objective, they also failed to give investors notice that they had changed the Fund's investment objective.

64. The Fund first reported a material deviation from the Index in its Semi-Annual Report for the period ended February 29, 2008:

> The Schwab Total Bond Market Fund returned 3.41% underperforming Lehman Brothers U.S. Aggregate Bond Index, which was up 5.67%. Risk aversion and forced selling in the fixed income market, combined with persistent volatility, impacted the

> fund as investors remained cautious of all non-Government securities irrespective of underlying credit quality. Under these conditions of extreme volatility, U.S. Treasuries outperformed all other fixed income securities.
>
> During the period, the financial markets experienced liquidity and confidence issues as the collapse of the subprime mortgage market and related credit turmoil cascaded into other sectors. Correspondingly, a repricing of risk premiums and a flight to quality across all segments of the fixed income market contributed to downward pricing pressure, with prices for many non-U.S. Treasury securities falling regardless of their quality or fundamentals. In order to maintain liquidity, many investors were forced to sell high quality assets at depressed prices. This selling pressure occurred at the same time demand for non-U.S. Treasury securities was weakest, and as a result prices were driven down even further.

65. This Report did not inform investors that the deviation in the Fund's performance was due to the Fund's concentrated play in non-agency CMOs.

66. Nor did defendants inform investors that the Fund would continue to deviate from the Index. Among other things, the Prospectus dated September 15, 2007, had stated that "the Fund primarily invests in a diversified portfolio of debt investments that is designed to track the performance of the Lehman Brothers U.S. Aggregate Bond Index" and that "[y]our investment follows the bond market, as measured by the index. The fund is designed to follow the performance of the index during upturns as well as downturns." The November 15, 2007 Statement of Additional Information also reiterated that the Fund's "investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investments results of [the Index] through the use of an indexing strategy."

67. The Trust had informed investors in the 1997 Proxy Statement (at 23) that some volatility in the Fund against the Index may not be totally avoidable, and that "if a tracking error develops, each Fund is rebalanced to help bring it in line with the Index."

68. The Fund had also consistently tracked the Index for the prior decade since inception.

69. Accordingly, it was not apparent to investors at that time, who thought they were holding a conservative index fund, that defendants had engaged in a risky strategy of concentrating

the Fund's portfolio in non-agency CMOs that deviated materially from the government and government agency securities that comprised a majority of the Index.

70. Further, from 2002 until June 2008, Kimon Daifotis acted as the senior vice president and chief investment officer of the Investment Advisor, responsible for the overall management of the Fund. On June 13, 2008, the Trust filed a Supplement to the Fund's Prospectus dated November 15, 2007, stating that Jeffrey Mortimer was then responsible for the overall management of the Fund. No explanation was given by defendants, in the Prospectus or elsewhere, for replacing Daifotis as Fund manager. Investors were not informed that Daifotis had engaged in an investment strategy that was inconsistent with the Fund's stated investment objectives and policies. Investors were also not informed that Daifotis was in fact asked to resign.

71. The Fund's underperformance against the Index did continue subsequent to February 29, 2008. ***From August 31, 2007, through February 27, 2009, the Fund experienced a negative total return of 4.80% compared to a positive 7.85% total return for the Index – a total underperformance of <u>12.64%</u> in absolute terms (including interest payments) and representing over $100 million in lost value.***

72. The following chart, prepared on a Bloomberg terminal and comparing the Fund's change in total return to the Lehman Index's change in total return over the period December 31, 2004, through February 27, 2009, demonstrates how closely correlated the Fund was to the Index until approximately August 31, 2007, and how dramatically the Fund deviated from the Index thereafter:


GRAB
EquityCOMP
COMPARATIVE RETURNS
Range
Daily
Securities
Ccncy
Total Ret
Difference
Annual Eq
4.59 %
-14.70 %
1.08 %

73. The magnitude of under-performance between the Fund and the Index was not the result of unforeseen economic circumstances, but rather due to the gross deviation by defendants from the Fund's stated investment objective.

F. The Performance Deviation and Consequent Damage Was Caused by the Fund's Concentrated Non-Agency CMO Investments

74. The Fund's deviation in performance from the Index was caused by the Fund's concentrated investments in non-agency CMOs.

75. The CMOs in the Fund's portfolio were not issued by government agencies. Rather, they were issued by financial institutions through subsidiaries and backed by residential loans that did not conform to the agencies' higher loan underwriting requirements.

76. Moreover, non-agency CMOs purchased for the Fund represented tranches of mortgage-backed securities, such as principal only or interest only payments, and were significantly more risky than the agency-issued mortgage-backed securities that were part of the Index. Included in the Fund's portfolio were CMOs sponsored by such subprime lenders as Citigroup, Merrill Lynch, Countrywide, Bear Stearns, IndyBank, Lehman, and Washington Mutual.

77. The Fund's concentrated investments in CMOs were made at a time when there was increased concern with the quality of mortgage lending. For example, on June 28, 2007, the Department of Treasury, Federal Reserve System, Federal Deposit Insurance Corp., and National Credit Union Administration, issued a joint Statement on Subprime Mortgage Lending "to address subprime mortgage products and lending practices."

78. The riskier non-agency CMO investments caused the Fund's NAV to drop throughout most of 2008 as reflected in the following chart:


Schwab Total Bond Fund
SWLBX
10.2
10.0
9.8
9.6
9.4
9.2
9.0
8.8
8.6
8.4
Jan 06
Jan 07
Jan 08
Jan 09
Jan 10

G. Defendants Also Violated the Fund's No-Concentration Policy

79. As noted, the Fund's SAIs prohibited the Fund from concentrating more than 25% of its assets in any one industry (except as required by the Index). This was a fundamental policy that could not be changed without a shareholder vote.

80. Until September 1, 2006, the Fund's SAIs considered non-agency CMOs to constitute a single "industry" subject to the concentration limit:

> Based on the characteristics of mortgage-backed securities, each fund has identified mortgage-backed securities issued by private lenders and not guaranteed by U.S. government agencies or instrumentalities as a separate industry for purposes of a fund's concentration policy.

81. Then, by fiat and without holding a shareholder vote, the SAI amended September 1, 2006, indicated that the Fund ***reversed*** its conclusion that mortgage-backed securities comprised "a particular industry" and revised the description of "concentration":

> The funds have determined that mortgage-backed securities issued by private lenders do not have risk characteristics that are correlated to any industry and, therefore, the funds have determined that mortgage-backed securities issued by private lenders are not part of any industry for purposes of the funds' concentration policies. This means that a fund may invest more than 25% of its total assets in privately-issued mortgage-backed securities, which may cause the fund to be more sensitive to adverse economic, business or political developments that affect privately-issued mortgage-backed securities. Such developments may include changes in interest rates, state or federal legislation affecting residential mortgages and their issuers, and changes in the overall economy.

82. With respect to another Schwab fund that shared the ***same*** SAI as the Schwab Total Bond Market Fund, the Honorable William Aslup of this Court has ruled, notwithstanding defendants' effort to change the definition in this manner, that the prior concentration policy must be honored and that the limit may be exceeded only after a shareholder vote. *In re Charles Schwab Corp. Sec. Litig.*, Order Re: 1940 Act Summary Judgment Motions, Cause No. C-08-01510 WHA (Mar. 30, 2010).

83. The Fund's non-agency CMO concentrations above 25% of net assets violated the Fund's stated investment objectives that the Fund's assets not be concentrated more than 25% in any one industry (except as required by the Index).

V. CLASS ACTION ALLEGATIONS

84. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3), individually and on behalf of a class consisting of all person or entities who owned shares of the Fund as of May 31, 2007. Excluded from the Class are the defendants herein, any subsidiaries or affiliates of the defendants in which defendants or its affiliates have a controlling ownership interest, officers and directors of any of the defendants, heirs, successors and assigns of any of the defendants or their officers and directors, and any entity in which any defendant has a controlling ownership interest.

85. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens-of-thousands of members of the proposed Class if not more given that the Fund had over $1.3 billion in assets as of January 1, 2007. Record owners and other members of the Class may be identified from records maintained by the Registrant or its transfer agent and may be notified of the pendency of this action by mail.

86. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of the California Unfair Competition Law.

87. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class litigation.

88. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Trust or Investment Advisor caused the Fund to deviate from an investment objective or policy that could only be changed by a shareholder vote;

(b) Whether the Trust or Investment Advisor concentrated investments in the Fund of in excess of 25% of its total assets in any one industry;

(c) Whether non-agency mortgage-backed securities comprise one or more than one industry.

(d) Whether agency and non-agency mortgage-backed securities comprise one or more than one industry.

(e) Whether the Trust's acts as alleged herein violated the ICA;

(f) Whether the UCL applies;

(g) Whether the Investment Advisor caused the Fund to violate the ICA and § 17200; and

(h) Whether the members of the Class are entitled to restitution.

89. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in managing this action as a class action.

VI. APPLICATION OF CALIFORNIA LAW

90. Plaintiff and the members of the Class signed account agreements with Schwab stipulating that California law would apply to any disputes that arise thereunder.

91. In addition, defendants' efforts to deviate from the Fund's fundamental policies without first obtaining shareholder approval was devised, approved, implemented, and managed from defendants' headquarters in San Francisco, California.

92. Therefore, California law applies to the claims of Plaintiff and all Class members.

COUNT:

VIOLATIONS OF THE CALIFORNIA BUS. & PROF. CODE §§ 17200, ET SEQ.

93. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

94. Defendants' conduct, as described above, deviated from the Fund's "fundamental" investment policies that were changeable only by a shareholder vote that was not held in that, as detailed above:

(a) Defendants permitted the Fund to deviate from its fundamental investment objective of investing in bond securities that tracked the Lehman Brothers U.S. Aggregate Bond Index; and

(b) Defendants permitted the Fund to deviate from its fundamental no-concentration policy precluding investment of more than 25% of the Fund's total assets in non-agency mortgage-backed securities.

95. The foregoing deviations constitue a violation of § 13(a) of the Investment Company Act, 15 U.S.C. § 80a-13(a) and, as such, a violation of California Business & Professions Code §§ 17200, *et seq.*

96. The above-noted investments made in violation of stated fundamental investment policies caused significant losses to the Fund's shareholders, as alleged above. As described above, Plaintiff and other members of the Class have suffered substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from its stated fundamental investment policies.

97. All of the wrongful conduct alleged herein occurred and continues to occur in the conduct of these defendants' businesses. These defendants' wrongful conduct is part of a pattern or generalized course of conduct that has been repeated in the State of California and beyond on a continuing basis. The defendants' conduct thus impacts the public interest.

98. As a proximate result of the defendants' wrongful conduct, Plaintiff sustained money damages in connection with losses in the Fund's value that resulted from the Fund's deviation from its stated fundamental investment policies.

99. Plaintiff requests that this Court enter such orders and judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of such unfair competition, as provided in California Business & Professions Code §§ 17203 and Civil Code § 3345, and for such relief as set forth in the Prayer for Relief.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding restitution in favor of Plaintiff and the members of the Class against all defendants, jointly and severally;

C. Disgorging from defendants for the benefit of the Class any management or other fees forfeited by defendants' deviation from the Fund's fundamental investment objectives;

D. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. Such equitable, injunctive or other relief as deemed appropriate by the Court.

Dated: September 3, 2010.

HAGENS BERMAN SOBOL SHAPIRO LLP

By ______________________
REED R. KATHREIN (139304)

Peter E. Borkon (212596)
715 Hearst Avenue, Suite 202
Berkeley, CA 94710
Telephone: (510) 725-3000
Facsimile: (510) 725-3001
reed@hbsslaw.com
peterb@hbsslaw.com

Steve W. Berman
Sean R. Matt
HAGENS BERMAN SOBOL SHAPIRO
1918 Eighth Avenue, Suite 3300
Seattle, Washington 98101
Telephone: (206) 623-7929
Facsimile: (206) 623-0594
steve@hbsslaw.com
sean@hbsslaw.com